

March 28, 2013

Via E-mail
Ms. Simone Blank
Executive Vice President and Chief Financial Officer
Sirona Dental Systems, Inc.
30-30 47th Avenue, Suite 500
Long Island, New York 11101

> RE: **Sirona Dental Systems, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2012**
> **Filed November 16, 2012**

Dear Ms. Blank:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2012

Notes to the Consolidated Financial Statements, page F-9

Note 17. Commitments and Contingencies, page F-30

1. We note on page 9 and page 18 that you are dependent upon a limited number of suppliers, which are sole suppliers, for critical components that you use in your imaging segment and which segment produced approximately 35% of your

Simone Blank
Sirona Dental Systems, Inc.
March 28, 2013
Page 2

       revenues.  Please tell us why this vulnerability is not disclosed as required by ASC 275-10-50 in your footnote.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding this comment.  In this regard, do not hesitate to contact me at (202) 551-3643.

       Sincerely,

       /s/ Lynn Dicker for

       Kevin L. Vaughn
       Accounting Branch Chief